EXHIBIT 2
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NEWS RELEASE

February 18, 2003

ARC ENERGY TRUST ANNOUNCES FILING OF FINAL SHORT FORM PROSPECTUS FOR THE PREVIOUSLY ANNOUNCED OFFERING OF TRUST UNITS
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CALGARY, February 18, 2003 (AET.UN and ARX - TSX) ARC Energy Trust (the "Trust")
announced the filing of a final short form prospectus in all provinces of Canada relating to the previously announced offering of 11,000,000 trust units at a price of $11.50 per trust unit for gross proceeds of $126.5 million on a bought deal basis. The offering was made through a syndicate of underwriters led by RBC Capital Markets, and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd., Canaccord Capital Corporation and Dundee Securities Corporation. The net proceeds of the issue will be used to repay outstanding indebtedness incurred to fund development expenditures and the acquisition of oil and gas properties, including the properties acquired in late 2002 for approximately $71.1 million. In addition, this offering will strengthen the Trust's balance sheet to facilitate future acquisitions and ongoing development activities on the Trust's existing assets.

The Trust has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase up to an additional 1,500,000 trust units at the same offering price. Should the underwriters' option be fully exercised, the total gross proceeds of the trust unit offering would be $143.75 million.

The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of trust units in the U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9